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SEC FILE NUMBER
8-24255

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rosenblatt Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 59th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph C. Gawronski	212-607-3100	jgawronski@rblt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Roy A. Abramowitz & Co.
(Name – if individual, state last, first, and middle name)

112 Main Street, Suite 6	New Canaan	CT	06840-4725
(Address)	(City)	(State)	(Zip Code)

07/28/2009	3609
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph C. Gawronski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rosenblatt Securities Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAIRO STEVEN HERNANDEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE0019635
Qualified in Kings County
Commission Expires January 9th, 2028

Signature:

Title:
CEO

Kairo Hernandez
Notary Public 3/27/2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Roy A. Abramowitz & Co.

Roy A. Abramowitz, CPA

Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosenblatt Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rosenblatt Securities Inc.'s management. Our responsibility is to express an opinion on Rosenblatt Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rosenblatt Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Roy A. Abramowitz & Co.

We have served as Rosenblatt Securities Inc.'s auditor since 1995.

112 Main Street, New Canaan, Connecticut 06840

March 27, 2024

112 Main Street, Suite 6

New Canaan, CT 06840

OFFICE: 203-594-7360/212-398-8100 CELL: 646-250-7238

EMAIL: Rafinancial@optonline.net / WEBSITE:Rafinancial.net

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 3,591,093
Receivable from broker-dealers and clearing organizations	1.002,298
Accounts receivable	320,839
Other current assets	20,655
Furniture and equipment, net of accumulated depreciation of $2,426,573	366,800
ROU Asset & prepaid interest	1,627,401
Security deposits	1,501,716
Prepaid expenses & other assets	108,992
TOTAL ASSETS	$ 8,539,794

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable	$ 389,324
ADP payable	44,288
CSA payables	111,588
Deferred revenue	259,533
Operating lease liability	1,781,840
Commissions payable	282,720
Bonuses payable	853,227
Other current liabilities	96,337
TOTAL LIABILITIES	$ 3,818,857

Stockholders' equity:

Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	4,718,411
TOTAL SHAREHOLDERS' EQUITY	$ 4,720,937
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,539,794

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. ("RSI" or the "Company") was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, as well as a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), a number of exchanges operated by the NYSE, Nasdaq, CBOE Global Markets and IEX, and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing institutions and other broker-dealers, as well as corporates for share repurchase. The firm represents traditional institutions, hedge funds, quants and portfolio trading customers in equities and ETF markets through its trading desk and NYSE trading floor operation.

RSI utilizes automation to enhance trading efficiency and the self sufficiency of the buy-side, from providing electronic access to the NYSE for non-member firms 35 years ago to offering sophisticated algorithmic tools today. RSI also provides market structure, transaction cost and other analytics, consulting, and capital markets and investment banking services to corporates in the technology, media, telecom (TMT) and FinTech sectors. In-house research coverage includes the TMT and FinTech sectors and relationships with leading foreign dealers provides access to research from other geographies.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expense are recorded on a trade date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is amortized over the lesser of the economic useful life of the improvement or the term of the lease.

For the year 2023 $62,164 of property and equipment acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices in New York City and personnel working remotely from other places. All new acquisitions are depreciated on a straight-line basis. Depreciation and amortization expense on property and equipment was $35,959 during 2023.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2023.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition and the Statement of Cash Flows, the Company has defined cash equivalents as deposits with banks and highly liquid investments, with original maturities of less than ninety days that are not segregated and deposited for regulatory purposes.

(F) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(G) Since the Company is an S Corporation, all profits and losses flow through to the shareholders. The Company is subject to New York City Corporation Tax- See Note 8: Income Taxes.

(H) The Company does not trade for speculative or investment purposes.

(I) Pershing LLC, the Company's current clearing broker, clears the trades executed by the Company on behalf of its customers, typically on a T+2 basis. As of December 31, 2023, Pershing accounted for 24% of the Company's total accounts receivable. Commission revenue collected by Pershing through the clearing and settlement process, accounted for 64% of the Company's total commission revenue and 46% of the Company's total revenues.

(J) The Company is subject to concentrations of credit risk primarily in its trading accounts receivables to the extent of the amount(s) recorded on the balance sheet. A portion of the company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process and collection terms.

(K) The Company is sometimes subject to lawsuits, investigations and other claims related to its operations and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities are made when the risk is reasonably possible or probable. As of December 31, 2023, there were no reserves or disclosures required.

(L) Deferred subscription revenue represents subscription payments that are amortized monthly into earnings over the period of the subscription.

(M) Rosenblatt Securities has applied the provisions of ASU No. 2014-09 for the calendar year 2023. Under the standard, revenue is recognized when a company satisfies a performance obligation by transferring a promised good or service to a customer (which is when a customer obtains control of that good or service). The standard eliminated the transaction and industry specific revenue recognition guidance and replaced it with a principles-based approach.

(N) The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contact are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. Since RSI is a smaller reporting company (SRC) the new lease standards were implemented beginning for the fiscal year 2022. See Note 3: Leases and Note 9: Commitments and Contingent Liabilities, for additional information pertaining to the Company's leases.

NOTE 3: LEASES

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases, for office space, and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities:

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are re-measured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rate of the Company's leases is not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rate by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets:

A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any (i) lease payments made to the lessor before or at the commencement date, minus any lease incentives received and (ii); any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases:

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that (i) have a lease term of 12 months or less at lease commencement; and (ii) do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined upon quoted market prices. However, in some instances, there are no quoted market prices for the Company's various financial instruments. Under GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1: Valuation is based upon quoted prices in active markets for identical instruments that the entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded on the active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets and liabilities.

Level 2: Valuation is based upon inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to their fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. As of December 31, 2023, the Company does not have investments included in Level 3 of the fair value hierarchy.

NOTE 5: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor during December 2023 and will receive in subsequent months.

The receivable from clearing organizations represents commissions receivable from its clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2023 and received in January 2024.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6: SECURITY DEPOSITS

As of December 31, 2023, the Company maintains a security deposit with its clearing firm Pershing LLC in the amount of $1,500,000.

The Company also maintains a security deposit in the amount of $1,716 for an office in Minnesota.

At December 31, 2023 security deposits totaled $1,501,716.

NOTE 7: LIQUIDITY RISK

The Company has considered the possibility of future liquidity constraints arising from the Covid-19 Pandemic and has concluded that there are no material uncertainties that may cast significant doubt on its ability to continue as a going concern.

NOTE 8: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The NYS tax liability for 2023 is $4,500. The Company has a $386.00 2022 overpayment to offset the liability.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. The New York City Alternative income tax for 2023 is $10,212. The Company has not accrued a NYC tax provision for 2023 as the Company has a 2022 overpayment in the amount of $17,579 which has been applied to 2023.

As of December 31, 2023, the Company had $1,179,094 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes. $207,096 of the net operating loss will expire in 2030 and $971,998 will expire in 2031.

There are no uncertain tax positions in the company's tax filings, and there are no current tax audits pending. The corporate tax returns are open for audit for a period of three years from the date of filing.

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company has obligations as a lessee for office space and other office equipment with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2023, are as follows:

Operating lease cost	$ 326,532
Variable lease cost	23,052
Short-term lease cost	12,126
Total lease cost	$ 360,710

Total lease cost of $360,710 is included in the Rent Expense line item on the Statement of Income.

Amounts reported in the balance sheet as of December 31, 2023, were as follows:

Operating leases:	
Operating lease ROU assets	$ 1,627,401
Operating lease liabilities	1,781,840

Other information related to leases as of December 31, 2023 was as follows:

Supplemental cash flow information

ROU assets obtained in exchange for lease liabilities:

Operating leases	$ 1,627,401

Reductions to ROU assets resulting from reductions to lease liabilities:

Operating leases	$ 326,532

Weighted-average remaining lease term:

Operating leases	4 years

Weighted-average discount rate:

Operating leases	5.25%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under operating eases as of December 31, 2023 are as follows:

2024	$ 460,940
2025	470,162
2026	479,564
2027	487,524
Total undiscounted lease payments	$ 1,898,190
Less interest	(132,215)
Total lease liabilities	$ 1,765,975

NOTE 10: TRADING LICENSES

During the calendar year 2023 the Company maintained 9 trading licenses with the NYSE. The billing structure is as follows: License number one is $34,980/year. There is no cost for each additional license. Trading license fees are billed monthly and can be cancelled at any time and the cost is prorated.

NOTE 11: COMMISSION AND OTHER INCOME

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and other non-commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Advisory fees: The Company provides advisory services with respect to mergers and acquisitions (M&A), capital raises and market structure projects. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction or project) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Revenue is recognized when all deliverables pursuant to the contract are delivered to the client.

NOTE 12: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(i) which requires that net capital as defined, shall be at least the greater of $ 250,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2023 one-fifteenth of aggregate indebtedness was $146,907. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2023, the Company had net capital of $4,652,912 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $250,000 by $4,402,912.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis; therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 13: RELATED PARTY TRANSACTIONS

Rosenblatt Securities (India) Private Limited (RBLT India)

RSI entered into a "cost-sharing" agreement with RBLT India in 2022. Pursuant to the agreement RSI financed and will reimburse RBLT India for consultancy on assisting in the preparation of research reports and building financial models, as well as providing sales support and technology support at cost plus ten percent. Included in the Statement of Income at December 31, 2023 are expenses for communication and technology reimbursed to RBLT India in the amount of $159,791.

Rosenblatt Global Advisors LLC (RGA)

RGA; is a Delaware LLC formed in 2020 and is a separate entity that is unaffiliated with Rosenblatt Securities Inc. (RSI). Several shareholders and managers of RSI are also owners of RGA, an SEC-registered investment adviser. Consistent with its best execution policies, RGA sometimes utilizes the services of RSI for its execution needs, for which it pays commissions that are consistent with market rates. In 2023, there were no commissions paid.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 14: SUBSEQUENT EVENTS

Management has evaluated events through March 27, 2023 which is the date the financial statements were available to be issued. The Company did not identify any subsequent event(s).